February 2, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 4, 2014
File No. 001-33500

Dear Mr. Rosenberg:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to the two additional oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 26, 2015 relating to the Company’s response letter dated January 12, 2015 to the comment letter dated December 22, 2014 (the “Comment Letter”) regarding the comments of the Staff concerning the above-referenced filings. For your convenience, we have included a summary of the oral comments below and follow with our response.

Amendment of Credit Facility and Term Loan Refinancing, page 21

Comment 1. With respect to comment 3 from the Comment Letter and the Company’s initial response thereto, please provide proposed disclosure to be included in future periodic reports that states that, in determining whether the January 23, 2014 second amendment to the credit agreement was a modification or a debt extinguishment, the 10% cash flow test (the “10% Test”) under ASC 470-50 was performed using the present value of cash inflows and outflows that included all principal increases and lender fees on the date of such amendment. In addition, please confirm to us that the outcome of this determination will not change the conclusion that was previously disclosed by the Company in its periodic reports.

The Company confirms to the Staff that when the 10% Test is performed using the present value of the cash flows, which includes all principal increases and lender fees on the date of the January 23, 2014 second amendment to the credit agreement, to determine whether such amendment was a modification or a debt extinguishment, the outcome is the same as when the Company performed the 10% Test using the net method. Specifically, the Company in each case concluded that the January 23, 2014 second amendment to the credit agreement was a modification and not an extinguishment because the debt terms under the amended and the original credit agreement are not deemed to be substantially different.

Under the approach to be disclosed in the Company’s future periodic reports, the Company performed the 10% Test as follows:

•

The 10% Test was performed for lenders that participated in the credit agreement both before and after the January 23, 2014 amendment by comparing present value of all cash flows, including principal increases and lender fees on the date of the amendment, under the original and the amended credit agreement, on a lender-by-lender basis. The

U.S. Securities and Exchange Commission

February 2, 2015

Company’s credit agreement (both original and as amended) contains an option to prepay the term loans. The Company’s analysis was performed assuming exercise of the prepayment option in accordance with ASC 470-50-40-12(c). This analysis resulted in a change in present value of cash flows of less than 10% for each of the lenders.

•	Principal balances associated with new lenders to the credit agreement were considered new arrangements.

In addition, in response to the Staff’s comment, the Company proposes to revise its disclosure, commencing with the Company’s annual report on Form 10-K for the year ended December 31, 2014, in substantially the form set forth below. The proposed changes to such disclosure (as compared to the disclosure in the quarterly report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”)) to address the Staff’s request for revised disclosure are underlined below:

“The refinancing of the term loans involved multiple lenders who were considered members of a loan syndicate. In determining whether the refinancing was to be accounted for as a debt extinguishment or modification, we considered whether the lenders remained the same or changed and whether the change in debt terms was substantial. The debt terms would be considered substantially different if the present value of the cash inflows and outflows of the new term loans, including all principal increases and lender fees on the refinancing date, was at least 10% different from the present value of the remaining cash inflows and outflows of the original term loans, or the 10% Test. We performed a separate 10% Test for each individual lender participating in the loan syndication. For existing lenders who participated in the new term loans as part of the new loan syndicate, the refinancing was accounted for as a modification as the change in debt terms was determined to not be substantial using the 10% Test.”

13. Income Taxes, page 29

Comment 2. With respect to comment 4 from the Comment Letter and the Company’s initial response thereto, please provide us with proposed enhanced disclosure to clarify why the $202.0 million in upfront and milestone payments for the rights to JZP-110 and to defibrotide in the Americas were excluded from income before income tax provision in the calculation of the effective tax rate.

In response to the Staff’s comment, the Company proposes to enhance its disclosure, commencing with the Company’s annual report on Form 10-K for the year ended December 31, 2014, in substantially the form set forth below. The proposed changes to such disclosure (as compared to the disclosure in the Form 10-Q) to address the Staff’s request for enhanced disclosure are underlined below:

“After adjusting the income before income tax provision for the year ended December 31, 2014 by excluding a total of $202.0 million in upfront and milestone payments for rights to JZP-110 and to defibrotide in the Americas, which were acquired by subsidiaries of the Company in a non-taxable jurisdiction, the effective tax rate on the resulting income before income tax provision for 2014 was [X]%.”

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U.S. Securities and Exchange Commission

February 2, 2015

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson Senior Vice President, Finance and Principal Accounting Officer Jazz Pharmaceuticals plc

cc:	Matthew P. Young, Jazz Pharmaceuticals plc
Suzanne Sawochka Hooper, Jazz Pharmaceuticals plc
Sean O’Keefe, KPMG
Chadwick Mills, Cooley LLP